Exhibit 99.8

Metal Storm Limited ABN 99 064 270 006 PO Box 3221 Darra Qld 4076 Tel: +61 (0) 7 3123 4700 Fax: +61 (0) 7 3217 0811 Web Site: www.metalstorm.com Email Address: msau@metalstorm.com
21 December 2010
Metal Storm Limited ACN 064 270 006
Securities Trading Policy

1	Background
In order to preserve the reputation and integrity of in Metal Storm Limited (Metal Storm), it is vital that when people associated with Metal Storm deal in the company’s securities those dealings are not only fair, but are seen to be fair. When Directors and employees deal in securities of Metal Storm they must be sure that it does not reflect badly on them or Metal Storm. The following policy is designed to avoid the possibility that misconceptions, misunderstandings or suspicions might arise.
The general scheme of this policy regarding allowable dealings in Metal Storm’s securities by Directors and employees of both Metal Storm and its controlled subsidiaries (Applicable Persons) and their related parties (spouses, de facto spouses, parents and children, and any entities controlled by them or controlled by Applicable Persons) (Related Persons) is that those persons should:
•	never engage in short-term trading of Metal Storm securities;
•	not deal in Metal Storm securities while in possession of Inside Information (defined below);
•	in certain circumstances, notify the Company Secretary of any intended transactions involving Metal Storm securities; and
•	ensure that any of their buying and selling of Metal Storm securities occurs outside of Prohibited Periods (defined below) unless prior written clearance is obtained in accordance with this policy.
The Corporations Act 2001 (Cth) (Corporations Act) imposes severe penalties (both criminal and civil) on persons who conduct insider trading activities. Perhaps more importantly, any perceptions of improper conduct by Applicable Persons or Related Persons has the potential to substantially damage Metal Storm’s reputation.
The policy provides a general summary of the law in Australia in relation to insider trading, but operates in addition to the legal requirements. It is the personal responsibility of each individual to comply with this policy.
This is an important document. If you do not understand any aspect of this policy, it is strongly recommended that you contact the Company Secretary, Mr Brett Farmer on + 61 7 3123 4700.
2	Overview of the insider trading provisions in the Corporations Act
It is illegal for anybody to deal in any securities of Metal Storm when in possession of information that the person knows, or ought reasonably to know:
•	is not generally available (including information that Metal Storm has not disclosed to the market in accordance with Metal Storm’s Disclosure Policy); and
•	might have a material effect on the price or value of those securities if it was generally available,
(Inside Information).

This prohibition extends to procuring another person to deal, and extends to communicating the Inside Information to another person if the person knows, or ought reasonably to know, that the other person would, or would be likely to, deal in the securities in question or procure another person to do so.
Examples of information that may be Inside Information include:
•	the status of major regulatory approvals sought by Metal Storm;

•	weapon test results;

•	the financial performance of Metal Storm;

•	Metal Storm’s capital structure, such as a proposed issue of securities or corporate restructure;

•	actual or proposed major acquisitions or disposals of Metal Storm’s assets;

•	an actual or proposed takeover or merger;

•	major claims against Metal Storm; or

•	Metal Storm entering into or terminating a major contract.
For the purposes of this policy:
•	dealing includes applying for, acquiring or disposing of, or entering into an agreement to apply for, acquire or sell, securities, and deal has a corresponding meaning; and

•	securities include shares, derivatives and other financial products that can be traded on a financial market including financial products issued or created over Metal Storm securities by third parties and products which operate to limit economic risk in securities holdings in Metal Storm.

3	Confidentiality and Inside Information
A person in possession of Inside Information about Metal Storm has a duty to keep that information confidential and must not in any way disclose or communicate that information to any person. Confidentiality is also stressed in relation to external advisers.
4	Dealing with securities analysts, institutional investors and journalists
You may be exposed to persons outside Metal Storm such as securities analysts, institutional investors and journalists. It is important that you be aware that selective disclosure of non-public information may result in a breach of the insider trading rules. Thus, if a report containing material non-public information concerning Metal Storm was communicated only to local or technical or trade journals and if full public disclosure of the information was not made at the same time, it is possible that this may give rise to a breach of the Corporations Act.
It is important to stress that it is the mere fact of conveyance of the material non-public information that gives rise to liability, not the manner in which it is conveyed. For example, the confirmation of an analyst’s educated guess about a situation not known to the general public may be just as much a violation as the direct conveyance of information to an analyst.

This is clearly the case even if the analyst’s case is based upon their independent and creative analysis of publicly available information.
Expressing subjective attitudes about Metal Storm’s performance or by calling attention to disparate pieces of information not available as an aggregate to the general public may also be a breach of this policy or the Corporations Act. It is essential to avoid the indirect conveyance of information by any means whatsoever.
If during the course of a discussion with an analyst, journalist or other outsider, material non-public information concerning Metal Storm is disclosed, inadvertently or otherwise, the recipient of the information should be informed of its non-public nature and cautioned against its use unless and until Metal Storm has made full public disclosure of that information. The Company Secretary should be notified of the situation immediately so that a decision can be made regarding disclosure of the information. In view of the pitfalls inherent in responding to an analyst’s projections and questions regarding previously undisclosed operating results or other developments, no comment at all should be made on these matters except to correct serious factual errors in situations in which the facts are in the public domain.
5	Restrictions on dealing in Metal Storm securities
In addition to the overriding prohibition on dealing when a person is in possession of Inside Information, Applicable Persons are at all times prohibited from dealing in Metal Storm securities except for each period of 28 days immediately following each date upon which Metal Storm:
•	gives to the ASX its preliminary final statement;
•	gives to the ASX its half-yearly and quarterly reports;
•	holds its annual general meeting;
•	gives its Form 20F to the SEC; and
•	lodges a disclosure document with ASIC,
(the periods falling outside the 28 day periods listed above being Closed Periods).
“Immediately following each date” means that Applicable Persons cannot trade on the date the relevant announcement is made or on the date of the annual general meeting. The 28 day period in which trading is allowed will, in each instance, start on the date after the announcement or the annual general meeting.
Applicable Persons are also encouraged to counsel their Related Persons to comply with these restrictions.
The Board of Metal Storm (Board) may, on application, exempt an Applicable Person or their Related Persons from this prohibition in exceptional circumstances (see section 9).
If any Applicable Person is unsure as to the precise start and finish dates of these periods they should consult the Company Secretary. For the avoidance of doubt, it is stressed that the existence of these trading windows does not permit Applicable Persons or Related Persons to deal while in the possession of Inside Information — this restriction applies at all times. Because of the nature of Metal Storm and its ongoing research and development activities it may be common for Applicable Persons to possess Inside Information during the trading windows.
6	Board’s discretion
The Board has an absolute discretion to place restrictions on some or all Applicable Persons and their Related Persons dealing in Metal Storm securities at any time (these Periods and the Closed Periods collectively being the Prohibited Periods).
7	Short-term trading
In order to prevent the unfair use of information, Applicable Persons and their Related Persons are generally prohibited from short-term trading at all times. Short-term trading is a purchase and sale of the same securities within a three month period.
The Board may, on application, exempt an Applicable Person or their Related Persons from this prohibition in exceptional circumstances (see section 9).
8	Certain dealings excluded from policy
Subject to the overriding prohibition on dealing when in possession of Inside Information, the restrictions on dealing as set out in sections 5, 6 and 7 do not apply in relation to the following dealings to the extent specified below:
•	being issued securities in Metal Storm under:
•	a rights issue;

•	a dividend reinvestment plan;

•	a security purchase plan; or

•	an employee option plan, employee share acquisition scheme, executive share acquisition plan or similar arrangement;
•	disposing of securities:
•	under a buy back or capital reduction made available to most or all Metal Storm securityholders; or

•	as a result of a secured lender exercising their right under a margin lending arrangement;
•	disposing of entitlements under a renounceable pro rata rights issue;
•	accepting (or undertaking to accept) an offer under a takeover bid, disposing of securities under a scheme of arrangement or agreeing to cancel options over unissued shares in Metal Storm in conjunction with a change of control transaction;
•	transferring Metal Storm securities to a superannuation fund or other saving scheme in which the Applicable Person or Related Person is a beneficiary;

•	investing in, or dealing in units of, a fund or other scheme (other than a scheme investing only in Metal Storm securities) where the assets of the fund or other scheme are invested at the discretion of a third party;

•	entering into a transaction where the beneficial interest in the relevant securities will not change; and
•	exercising an option over Metal Storm shares, exercising a right under an employee incentive scheme or converting a convertible security in Metal Storm:
•	outside a Prohibited Period; or

•	where the final date for exercising the option or right or converting the security falls during a Prohibited Period and the Applicable Person or Related Person could not reasonably have been expected to exercise the option or right or convert the security at a time outside of a Prohibited Period.
9	Prior written clearance to deal during a Prohibited Period
The Board may, in exceptional circumstances only, give prior written clearance to an Applicable Person or a Related Person to deal in Metal Storm securities during a Prohibited Period.
Examples of exceptional circumstances include, but are not limited to:
•	severe financial hardship; or
•	court orders requiring the sale of the securities in question.
The Board may provide written clearance by:
•	resolving to approve the clearance at a Board meeting and authorising a person (such as the Company Secretary) to provide the relevant Applicable Person with written details of the confirmation, including any terms approved by the Board;
•	each Director eligible to vote on the matter signing a written resolution approving the clearance on the same terms; or
•	each Director eligible to vote on the matter confirming by email that they consent to the clearance on the same terms.
Prior clearance will not be granted if the Board considers that Metal Storm is currently in possession of Inside Information.
A request for prior clearance must be made by the relevant Applicable Person and provided to the Company Secretary for distribution to the Board. If the relevant Applicable Person (and/or their Related Persons) is granted clearance, the relevant Applicable Person must comply (or procure that their Related Persons comply) with any terms imposed by the Board (such as the effective period of the clearance).
All Applicable Persons and Related Persons that are granted prior clearance must promptly provide the Company Secretary with full details of any dealing made in reliance of the clearance.

10	Margin lending
Applicable Persons should ensure that, when arranging finance either for themselves or through their Related Persons where Metal Storm securities are provided as collateral, such obligations do not conflict with their obligations under this policy. In particular, Applicable Persons should ensure that the terms of any margin lending arrangements do not require dealings in Metal Storm securities at such time when Applicable Persons are prohibited from dealing in Metal Storm securities.
Within ten days of an Applicable Person or a Related Person entering into a margin lending arrangement involving Metal Storm securities, the relevant Applicable Person must provide the Company Secretary with the following information:
•	the number of Metal Storm securities that are subject to such arrangement;
•	the trigger events for disposal of such securities; and
•	any other information that may be relevant to Metal Storm’s continuous disclosure obligations, including the ability of the Applicable Person or the Related Person (as applicable) to meet any margin call.
If an Applicable Person has provided details of any margin lending arrangements, they must keep the Company Secretary informed of any change in circumstances that may be relevant to Metal Storm’s continuous disclosure obligations.
11	Derivatives
Applicable Persons may only enter into transactions involving derivatives (as defined in section 761D of the Corporations Act) (Derivatives) in respect of Metal Storm securities (including shares, performance options and performance rights) if the following criteria are satisfied:
•	the relevant securities are fully vested;
•	the Derivative has a maturity date that falls outside a Prohibited Period;
•	Metal Storm is not a counterparty to the Derivative;
•	the Derivative is used for the purposes of protecting the value of an asset supporting a loan taken out for the exercise price of options granted by Metal Storm or to protect the value of the security in respect of tax liabilities that may become due and payable; and
•	the Derivative transaction complies with all applicable laws.
The notification requirements set out in section 12 of this policy apply to the use of Derivatives. At the time of making a notification, the relevant Applicable Person must also provide evidence that the criteria set out above have been satisfied.
12	Notification of intended dealings in Metal Storm securities
Applicable Persons are required to notify Metal Storm of all intended dealings in Metal Storm securities, by themselves or their Related Persons, three business days before such intended dealings. This should be done by written notice to the Company Secretary outlining:

•	the name of the securityholder;
•	the proposed date of dealing;
•	the type of proposed transaction (purchase, sale, etc.); and
•	the number of securities involved.
Notification of intended dealings in Metal Storm securities does not permit dealing while in the possession of Inside Information — this restriction applies at all times.
Applicable Persons and their Related Persons can only deal in Metal Storm securities after they have received the written consent of the Company Secretary to do so. The Company Secretary may provide written consent by emailing the relevant Applicable Person.
Following completion of the proposed dealing, the Applicable Person in question must provide confirmation to the Company Secretary that the dealing has occurred, and details of the price per security paid or received.
13	Directors to notify ASX of shareholding
In addition to the requirements set out in section 12, within three business days of:
•	a Director’s appointment;

•	a change to the Director’s interest in Metal Storm securities; or

•	the effective date of the Director’s resignation as a Director of Metal Storm, the Director must either complete, or provide sufficient information for the Company Secretary to complete, either an Appendix 3X, 3Y or 3Z (as applicable) to be filed with the ASX for the purposes of section 205G of the Corporations Act and ASX Listing Rule 3.19A.
14	Disclosure
In order to maintain transparency, this policy is to be disclosed in the annual report and be made publicly available consistent with the disclosure policy.
15	Breaches of policy
Any breaches of this policy will be severely dealt with and may lead to summary termination of employment.
16	Acknowledgment
All Applicable Persons will be provided with a copy of this policy and within ten days are required to provide the Company Secretary with a signed acknowledgment in the form of the annexure.

ANNEXURE
Form of acknowledgment
To: Metal Storm Limited ABN 99 064 270 006
Attention: Company Secretary
Securities Trading Policy
I have been supplied with a copy of Metal Storm’s Securities Trading Policy.
I have read and considered the contents of the policy.
I give my unqualified undertaking to be bound by and comply with the letter and the spirit of the policy in all my dealings with or on behalf of Metal Storm.

Signature:

Name:

Position:

Location:

Date: